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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    Form 11-K
                                -----------------

|X|              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2000

                                       OR

|_|              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _______________ to _____________


                        Commission file number: 0-19599


                          World Acceptance Corporation
                             Retirement Savings Plan
                              108 Frederick Street
                        Greenville, South Carolina 29607
              (Full title of the plan and the address of the plan)



                          World Acceptance Corporation
                              108 Frederick Street
                        Greenville, South Carolina 29607
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


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

                          WORLD ACCEPTANCE CORPORATION

                             RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1

Financial Statements:

  Statements of Net Assets Available for Benefits                           2

  Statements of Changes in Net Assets Available for Benefits                3

Notes to Financial Statements                                           4 - 7



Supplemental Schedule:

Schedule 1
  Schedule of Assets Held for Investment Purposes at End of Year -
      December 31, 2000                                                     8

Independent Auditors' Consent                                      Exhibit 23

                          Independent Auditors' Report


To the Board of Trustees
World Acceptance Corporation Retirement Savings Plan:

We have audited the financial statements of the World Acceptance Corporation Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999 and for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 18, 2001

              WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                           2000         1999
                                                       -----------   -----------
Assets:
    Investments, at fair value:
       Sponsor Company common stock:
          World Acceptance Corporation common stock  $     424,995  $   382,786
       Mutual Funds                                      5,655,631    5,604,559
                                                       -----------   -----------
            Total investments                            6,080,626    5,987,345
                                                       -----------   -----------

    Contributions receivable:
       Employer                                             15,959       15,457
       Employee                                             37,416       36,780
                                                       -----------   -----------
                                                            53,375       52,237
                                                       -----------   -----------

            Total assets                                 6,134,001    6,039,582

Liabilities:
    Refund payable for excess contributions                  2,017       30,943
                                                       -----------   -----------

            Net assets available for benefits        $   6,131,984  $ 6,008,639
                                                       ===========   ===========

See accompanying notes to financial statements.

              WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                       2000             1999

Additions to net assets attributed to:
    Investment income:
       Net (depreciation) appreciation in fair
          value of investments                     $    (241,423)  $    681,701
       Interest and dividends                              1,429          4,155
                                                     ------------   ------------

            Total investment income (loss)              (239,994)       685,856
                                                     ------------   ------------

    Contributions:
       Employer                                          394,106        346,273
       Employee                                          919,535        942,628
       Rollovers                                          75,251          4,866
                                                     ------------   ------------
                                                       1,388,892      1,293,767

                                                     ------------   ------------
            Total additions                            1,148,898      1,979,623
                                                     ------------   ------------

Deductions from net assets attributed to:
    Benefits paid to participants                      1,023,536        603,452
    Corrective distributions                               2,017         30,943
                                                     ------------   ------------
          Total deductions                             1,025,553        634,395
                                                     ------------   ------------

Increase in net assets                                   123,345      1,345,228

Net asset available for benefits:
    Beginning of year                                  6,008,639      4,663,411
                                                     ------------   ------------

    End of year                                    $   6,131,984   $  6,008,639
                                                     ============   ============

See accompanying notes to financial statements.

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




(1)    Description of Plan

       The following description of the World Acceptance Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)  General
            The Plan, which was formed in February 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the "Plan Sponsor" or "Company") who meet certain eligibility requirements become participants in the Plan.

       (b)  Administrative Costs
            Substantially all administrative costs of the Plan are paid by the Plan Sponsor.

       (c)  Contributions
            The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring one to fifteen percent of annual compensation up to specified maximum amounts. The Company matches specified percentages, as determined by the Company's Board of Directors, of employee contributions. In applying the matching percentage, only employee contributions up to a maximum of 6 percent of compensation are eligible. Additional employer contributions are determined annually by the Board of Directors.

       (d)  Participant Accounts
            Each participant's account is credited with the participant's contribution and the Company's matching contribution. Additional employer contributions and forfeitures are allocated to individual participant accounts based on the proportion that each participant's annual compensation, as defined by the Plan, bears to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts in the proportion which the account of each participant bears to the total of the accounts of all participants within each fund.

                                                                     (Continued)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (e)  Vesting
            Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service, according to the following schedule:

                                                             Percent of
                   Years of Service                    Nonforfeitable Interest
                   ----------------                    -----------------------

                    Less than 1                                  0%
                         1                                       0%
                         2                                       0%
                         3                                      20%
                         4                                      40%
                         5                                      60%
                         6                                      80%
                         7 or more                             100%

            Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

       (f)  Payment of Benefits
            Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

       (g)  Forfeitures
            The Plan allocates participant forfeitures of employer matching contributions as a reduction of the matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. Forfeitures of other employer contributions are treated as if the forfeitures were additional Plan Sponsor nonelective contributions for the plan year in which the forfeitures occur.

(2)    Summary of Significant Accounting Policies

       (a)  Basis of Presentation
            The financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles.

                                                                     (Continued)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

            In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contributions Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 and 2000 financial statements.

       (b)  Investments
            Effective January 1, 1999, PaineWebber is the designated trustee of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by PaineWebber as having been determined through the use of fair values. Fair value is determined through the use of quoted market values for the underlying investments. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (c)  Contribution Refund
            Refunds payable to participants at December 31, 2000 and 1999 were $2,017 and $30,943, respectively. These refunds were due to excess contributions, which were refunded to participants in 2001 for the year ended December 31, 2000 and in 2000 for the year ended December 31, 1999.

       (d)  Payment of Benefits
            Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

       (e)  Use of Estimates
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (f)  Reclassification
            Certain reclassifications have been made to the 1999 information to conform to the 2000 presentation. These reclassifications had no impact on net assets or the change in net assets as previously reported.


(3)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                                                     (Continued)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999




(4)    Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, and believes that the Plan continues to qualify and to operate as designed.

(5)    Investments

       A participant may direct employee contributions in 1% increments in a variety of investment options.

       Participants may make changes in their investment elections at any time. Participants may change their deferral percentage not more than twice annually.

       Investments at December 31, 2000 and 1999 greater than 5% of net assets are as follows:


                                                        2000             1999
                                                    ------------     -----------

        AIM International Equity Fund            $      444,200    $     358,749
        Alliance Premier                              1,282,365        1,986,943
        Franklin Balance Sheet                          312,535                *
        Oppenheimer Capital Appreciation Fund           577,305          480,333
        PaineWebber Growth and Income                   434,733          361,556
        PaineWebber Tactical                            342,887          303,196
        PaineWebber Investment Grade Income             662,198          593,465
        PaineWebber Stable Value                        893,464          845,878
        Pimco Mid Cap                                   484,555                *
        World Acceptance Corp. Common Stock             424,995          382,786

       * Less than 5% of net assets.

(6)    Related Party Transactions

       Certain investments of the Plan are interests in mutual funds and money market accounts issued by PaineWebber Trust Company, the Trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Investments in World Acceptance Corporation Common Stock also qualify as party-in-interest transactions.

                                                                     (Continued)

                                                                      Schedule 1


                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

            Schedule of Assets for Investment Purposes at End of Year

                                December 31, 2000


                                                                       (c)
   (a)                      (b)                           Description of investment
  Party              Identity of issue,                 including maturity date, rate of                           (e)
   In-               borrower, lessor,                              interest,                     (d)            Current
Interest              or similar party                collateral, par or maturity value          Cost             Value
----------  -------------------------------------   --------------------------------------   --------------   --------------

            AIM International Equity Fund           Mutual Fund                                   **        $     444,200

            Franklin Balance Sheet Investment Fund  Mutual Fund                                   **              312,535

    *       World Acceptance Corporation            Common stock, no par value                    **              424,995

            Alliance Premier                        Mutual Fund                                   **            1,282,365

            Oppenheimer Capital Appreciation Fund   Mutual Fund                                   **              577,305

    *       PaineWebber Growth and Income           Mutual Fund                                   **              434,733

    *       PaineWebber Tactical                    Mutual Fund                                   **              342,887

    *       PaineWebber Investment Grade Income     Mutual Fund                                   **              662,198

    *       PaineWebber Strategic Income            Mutual Fund                                   **              172,483

    *       PaineWebber Stable Value GIC            Mutual Fund                                   **              893,464

    *       PIMCO Mid Cap Growth                    Mutual Fund                                   **              484,555

            Riggs Funds                             Money Market Accounts                         **               48,906
                                                                                                              --------------

                                                                                                           $    6,080,626
                                                                                                              ==============




* Indicates party-in-interest to the Plan.

** Cost information has not been included in column (d) because all investments are participant directed.

See accompanying independent auditors' report.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            WORLD ACCEPTANCE CORPORATION
                            RETIREMENT SAVINGS PLAN

                            By: World Acceptance Corporation Retirement Savings Plan Advisory Committee


Date: June 27, 2001              By:  /s/ Charles D. Walters
                                      ------------------------------------------
                                      Charles D. Walters, Committee Member


                                 By:  /s/ A. Alexander McLean, III
                                      ------------------------------------------
                                      A. Alexander McLean, III, Committee
                                      Member

                                  EXHIBIT INDEX


Exhibit No.                         Document
-----------                         --------

     23                             Consent of KPMG LLP

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                                   EXHIBIT 23